

Rental home community in Houston, TX

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

We've invested roughly $5.3 million to acquire 20 rental homes within the Imperial Forest community of Houston, Texas, with plans to acquire an additional 33 rental homes in the community upon completion of construction later this year.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors. Learn more about the single-family rental asset class here.

As we referenced in our Q1 2022 update and more recent mid-quarter letter, our investment theses strive to identify factors that are bolstered by strong demand today and have historically performed well, both during past high inflationary periods and during downturns more broadly. For example, residential properties in the Sunbelt: In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population will no longer need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates. In addition, we've weighted toward these types of assets because they generally have better withstood past economic downturns; shelter, like food, is a basic need rather than a discretionary expense.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $4.8 million and the Growth eREIT VII, which invested roughly $529,000.

Strategy

This investment follows a Value Add strategy.

Business plan

Our initial investment at Imperial Forest is an all-cash purchase of 20 finished homes within the community. Our intent is to acquire and lease up an additional 33 homes in fall 2022, eventually taking ownership of a total of 53 homes within the community.

Our intent with this and other investments in single-family rental home communities is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time being positioned to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt. While the properties of course look different than multifamily apartments, the underlying investment thesis is ultimately very similar.

We expect the aggregate purchase price of all 53 homes will be roughly $14.2 million, and our total commitment to be roughly $14.8 million, accounting for expected costs. While we acquired the homes in an all-cash transaction, we intend to use portfolio-level financing, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **New construction:** Construction on the first 20 homes wrapped up earlier this year, and the remaining homes will be delivered upon completion of construction. Since the community consists of new construction, we do not expect significant costs for renovations or updates in the near future.

- **High-demand property type:** We believe the community's three-, four-, and five-bedroom homes will be particularly attractive to renters who are in need of more living space as norms around work shift.

- **Institutional-quality asset:** This deal is structured so as to allow us to acquire tranches of homes directly from a nationally recognized homebuilder. Once our investment in the 53 homes is complete, we will have added an institutional-quality asset of ready-to-rent homes to our portfolio.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

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